

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2017

Joe Cala
President and Chief Executive Officer
Cala Corporation
701 North Post Oak Road, Suite 615
Houston, TX 77024

> **Re:** **Cala Corporation**
> **Registration Statement on Form 10**
> **Filed June 27, 2017**
> **File No. 000-15109**

Dear Mr. Cala:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Laura Nicholson

        Laura Nicholson
        Special Counsel
        Office of Transportation and Leisure